JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

J.P. MORGAN MUTUAL FUND GROUP

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 23, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust I”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 150; JPMorgan Trust II (“Trust II”); File Nos. 2-95973; 811-4236 – Post-Effective Amendment No. 131; J.P. Morgan Mutual Fund Group (“JPMMFG”); File Nos. 33-14196; 811-5151 – Post-Effective Amendment No. 105; (each, a “Trust”, and collectively, the “Trusts”)

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on June 13, 2011 with respect to the Funds listed on Schedule A (the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) of the 1933 Act, which will become automatically effective on July 1, 2011 pursuant to the Rule.

PROSPECTUS COMMENTS

Global Comments – All Prospectuses

1.	Comment: Please delete the parenthetical (“under $500,000”)[1] from the Maximum Deferred Sales Charge (Load) line item.

[1]	For some of the Funds, the parenthetical is (under $1 million).

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in the Fund. The “(under $500,000)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $500,000” in the disclosure.

2.	Comment: In the “More About the Funds” section for all Funds included in the same prospectus as the JPMorgan Limited Duration Bond Fund, please identify which risks are principal and which are not.

Response: The following disclosure will be added to the “More About the Funds” section.

“The following risks are principal risks of each Fund that utilizes the types of investments and/or strategies to which such risks relate as a principal investment strategy or except as otherwise indicated. The principal investment strategies of each Fund are identified in the Risk/Return Summary.”

JPMorgan Limited Duration Bond Fund

3.	Comment: The fee table indicates that the Fund had “Acquired Fund Fees and Expenses” of 0.04%. If applicable, please disclose that investments in other funds are a principal investment strategy and include related risk disclosure.

Response: The Fund does not invest in other investment companies and funds as part of its principal investment strategy. The acquired fund fees represented in the fee table are related to investments in a money market fund held for temporary defensive purposes during the last fiscal year.

4.	Comment: The Risk/Return Summary provides as follows:

The Fund seeks to maintain a duration of three years or less, although, under certain market conditions, the Fund’s duration may be longer than three years.

Please provide an example of how duration is utilized in the Risk/Return Summary. Also, please describe in the Risk/Return Summary the “market conditions” under which the Fund’s duration may be longer than three years.

Response: The “More About the Funds” section includes an example of duration. The example will be moved to the Risk/Return Summary and the disclosure will be revised as follows (redlined):

The Fund seeks to maintain a duration of three years or less, although under certain market conditions such as in periods of significant volatility in interest rates and spreads, the Fund’s duration may be longer than three years. Duration is a measure of price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s or portfolio’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates (assuming a parallel shift in yield curve).

5.	Comment: The Risk/Return Summary indicates that the Fund “may” use derivatives and provides that the “use of derivatives” is not a main strategy of the Fund. As indicated in the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”), please provide derivative disclosure in the Risk/Return Summary only if such derivatives are a principal investment strategy of the Fund. If such derivatives are not a principal investment strategy of the Fund, please remove the disclosure from the Risk/Return Summary.

Response: The Fund has flexibility to use derivatives as part of the Fund’s principal strategies in order to hedge investments, for risk management purposes and/or to increase income or gain to the Fund. As a result, we believe it is appropriate to retain the disclosure concerning derivatives in the Risk/Return Summary as revised below.

The Fund has flexibility to invest in derivatives and may use such instruments to manage duration, sector and yield curve exposure, credit and spread volatility and to respond to volatile market conditions. Derivatives, which are instruments which have a value based on another instrument, exchange rate or index, may also be used as substitutes for securities in which the Fund can invest. ~~Although the use of derivatives is not a main strategy of the Fund, the~~ The Fund may use futures contracts, options and swaps in connection with its principal strategies in order to hedge various investments, for risk management purposes and/or to increase income or gain to the Fund.

6.	Comment: In the “Derivatives Risk” section of the Risk/Return Summary, please tailor the risk disclosure to reflect the types of derivatives that the Fund uses.

Response: We believe that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives.

7.	Comment: The “More About the Funds” section should discuss how the adviser determines to buy and sell securities for the Fund.

Response: The Risk/Return Summary discloses the factors the advisor considers in buying and selling investments for the Fund. As indicated in General Instruction C.3.A. to Form N-1A, the Fund is not required to duplicate information that is included in the Risk/Return Summary.

JPMorgan Treasury & Agency Fund

8.	Comment: The Risk/Return Summary indicates that the Fund may invest in Traded Registered Interest and Principal Securities (STRIPS) and Coupons under Book-Entry Safekeeping (CUBES). Please describe the risks associated with these securities in the Risk/Return Summary.

Response: The risks associated with these types of securities are already disclosed under Government Securities Risk, Interest Rate Risk, and Redemption Risk.

JPMorgan Short Duration Bond Fund

9.	Comment: The Risk/Return summary discusses the Fund’s average weighted maturity and indicates that the Fund’s effective average weighted maturity will be three years or less. Since the name of the Fund is Short Duration Bond Fund, shouldn’t the disclosure indicate that the Fund’s duration will be three years or less rather than reference the Fund’s average weighted maturity?

Response: The following disclosure will be added to the Risk/Return summary:

The Fund seeks to maintain a duration of three years or less, although under certain market conditions such as in periods of significant volatility in interest rates and spreads, the Fund’s duration may be longer than three years. Duration is a measure of price sensitivity of a debt security or a portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s or portfolio’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates (assuming a parallel shift in yield curve).

JPMorgan Mortgage-Backed Securities Fund

10.	Comment: The Risk/Return Summary indicates that the Fund “may” use derivatives and provides that the “use of derivatives” is not a main strategy of the Fund. As indicated in the guidance in the Derivatives Letter, please provide derivative disclosure in the Risk/Return Summary only if such derivatives are a principal investment strategy of the Fund. If such derivatives are not a principal investment strategy of the Fund, please remove the disclosure from the Risk/Return Summary.

Response: Although the Fund may use derivatives from time to time, it is not anticipated that derivatives will be used as a principal investment strategy of the Fund. The disclosure concerning derivatives will be removed from the Risk/Return Summary. In addition, the “More About the Fund” section of the statutory prospectus will include a discussion of derivatives but indicate that the use of such investments is not a principal strategy of the Fund.

11.	Comment: In the “Derivatives Risk” section of the Risk/Return Summary, please tailor the risk disclosure to reflect the types of derivatives that the Fund uses.

Response: As indicated in the response to Comment 10, we will remove the discussion concerning the derivatives and corresponding risk disclosure from the Risk/Return Summary and add disclosure to the “More About the Funds” section of the statutory prospectus. Please note that we believe that the disclosure appropriately identifies the risks associated with the type of derivatives that the Fund may use.

JPMorgan Government Bond Fund

12.	Comment: The Risk/Return Summary indicates that the Fund “may” use derivatives and provides that the “use of derivatives” is not a main strategy of the Fund. As indicated in the guidance provided in the Derivatives Letter, please provide derivative disclosure in the Risk/Return Summary only if such derivatives are a principal investment strategy of the Fund. If such derivatives are not a principal investment strategy of the Fund, please remove the disclosure from the Risk/Return Summary.

Response: The Fund has flexibility to use derivatives as part of the Fund’s principal strategies in order to hedge investments, for risk management purposes and/or to increase income or gain to the Fund. As a result, we believe it is appropriate to retain the disclosure concerning derivatives in the Risk/Return Summary as revised below.

The Fund has flexibility to invest in derivatives and may use such instruments to manage duration, sector and yield curve exposure, credit and spread volatility and to respond to volatile market conditions. Derivatives, which are instruments which have a value based on another instrument, exchange rate or index, may also be used as substitutes for securities in which the Fund can invest. ~~Although the use of derivatives is not a main strategy of the Fund, the~~ The Fund may use futures contracts, options and swaps in connection with its principal strategies in order to hedge various investments, for risk management purposes and/or to increase income or gain to the Fund.

13.	Comment: In the “Derivatives Risk” section of the Risk/Return Summary, please tailor the risk disclosure to reflect the types of derivatives that the Fund uses.

Response: We believe that the disclosure appropriately identifies the main risks associated with the Fund’s use of derivatives.

Statement of Additional Information – J.P. Morgan Income Funds

14.	Comment: The Statement of Additional Information for the J.P. Morgan Income Funds provides that certain funds “ may not purchase any security which would cause the Fund to concentrate its investments in the securities of issuers primarily engaged in any particular industry except as permitted by the SEC.”

This policy fails to comply with the requirement to indicate whether a Fund intends to concentrate in a particular industry as the SEC does not specifically permit or prohibit concentration but rather requires the Fund to disclose its intent to concentrate.

Response: We believe that the current policy complies with the requirements of Section 8(b)(1)(E) of the Investment Company Act of 1940 by indicating that the Funds do not intend to reserve freedom of action to concentrate in a particular industry or group of industries. The introductory paragraph to the fundamental policies provides further detail concerning this policy and provides as follows:

For purposes of fundamental investment restrictions regarding industry concentration, a Fund may not invest more than 25% of its total assets, taken at market value, in the securities of issuers primarily engaged in any particular industry (other than securities issued or guaranteed by the U.S. government, any state or territory of the U.S., its agencies, instrumentalities or political subdivisions).

15.	Comment: The Statement of Additional Information for the J.P. Morgan Income Funds provides as follows:

The Emerging Markets Debt Fund, the Real Return Fund, the Strategic Income Opportunities Fund and the Total Return Fund may not borrow money, except to the extent permitted under the 1940 Act or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time or as permitted by order or interpretation of the SEC.

Please provide narrative disclosure about the types of borrowings that are permitted by the Investment Company Act of 1940 as amended.

Response: The Statement of Additional Information already contains disclosure concerning permissible borrowings in the introductory paragraph to the Investment Policies as well as under “Miscellaneous Investment Strategies and Risks – Borrowings” and “Interfund Lending” in the SAI, Part II.

In connection with your review of the Post-Effective Amendments No. 150, 131, and 105 filed by Trust I, Trust II, and JPMMFG, respectively on April 28, 2011, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio

Assistant Secretary

Schedule A

JPMorgan Trust I

JPMorgan Credit Opportunities Fund

JPMorgan Emerging Markets Debt Fund

JPMorgan Inflation Managed Bond Fund

JPMorgan Managed Income Fund

JPMorgan Multi-Sector Income Fund

JPMorgan Real Return Fund

JPMorgan Strategic Income Opportunities Fund

JPMorgan Total Return Fund

JPMorgan Trust II

JPMorgan Core Bond Fund

JPMorgan Core Plus Bond Fund

JPMorgan Government Bond Fund

JPMorgan High Yield Fund

JPMorgan Limited Duration Bond Fund

JPMorgan Mortgage-Backed Securities Fund

JPMorgan Short Duration Bond Fund

JPMorgan Treasury & Agency Fund

J.P. Morgan Mutual Fund Group

JPMorgan Short Term Bond Fund II